Exhibit (a)(1)(H)
FORM OF CONFIRMATION OF PARTICIPATION IN THE EXCHANGE OFFER
Your Stock Option Exchange Program election has been recorded as follows.

New Stock
Eligible Options					Options
Number of
			Outstanding		Number of
			Shares		Shares
			Underlying		Underlying
Grant ID		Exercise	Your Eligible	Exchange	Your New
Number	Grant Date	Price	Option	Ratio	Option	Election
We strongly encourage you to print this email and keep it for your records.
If you elected “Yes” with respect to an Eligible Option, your election means you accept the New Option in exchange for the Eligible Option. We anticipate that Eligible Options you elect to exchange will be canceled effective December 27, 2010. You will receive additional information about the New Option, including the exercise price, as soon as practicable after the option is granted, which is expected to be promptly after the end of the program.
If you elected “No” with respect to an Eligible Option, your election means you decline the New Option in exchange for the Eligible Option. Eligible Options you do not elect to exchange will not be canceled and will remain subject to their present terms.
If the above is not your intent, please contact Dan Behrendt, Chief Financial Officer, at dan@taser.com to change your election before 11:59 p.m. Eastern Time on December 27, 2010.
If you have questions about the program or this confirmation notice, please contact Dan Behrendt at (480) 905-2002.